UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45166R 20 4

(CUSIP Number)

Matt Owens, Esq.	Adam H. Golden, Esq.
Novartis Pharma AG	Kaye Scholer LLP
Lichtstrasse 35	425 Park Avenue
CH-4056 Basel, Switzerland	New York, New York 10022
+41 61 324 8323	(212) 259-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only)* NOVARTIS AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 33,235,781

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,235,781

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,235,781

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 31.5%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only)* NOVARTIS PHARMA AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 33,235,781

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 33,235,781

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,235,781

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 31.5%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

Item 1. Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission on July 27, 2004, as previously amended on September 7, 2005, November 2, 2005, May 20, 2009, June 18, 2010 and April 20, 2011 (the “Original Schedule 13D”) relating to Common Stock (the “Common Stock”), par value $0.001 per share, of Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 60 Hampshire Street, Cambridge, Massachusetts 02139.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect.  Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2. Identity and Background

No change except as described below.

(a) - (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) and (e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No change except as described below.

Novartis Pharma acquired the following shares of Common Stock pursuant to the exercise of stock subscription rights under the Stockholders Agreement:

On November 22, 2011, Novartis Pharma acquired 11,236 shares of Common Stock for $2.41 per share or an aggregate of $27,078.76.

On November 22, 2011, Novartis Pharma acquired 6,476 shares of Common Stock for $2.96 per share or an aggregate of $19,168.96.

On November 22, 2011, Novartis Pharma acquired 1,146 shares of Common Stock for $3.17 per share or an aggregate of $3,632.82.

On November 22, 2011, Novartis Pharma acquired 140 shares of Common Stock for $3.79 per share or an aggregate of $530.60.

On November 22, 2011, Novartis Pharma acquired 20,288 shares of Common Stock for $4.70 per share or an aggregate of $95,353.60.

On November 22, 2011, Novartis Pharma acquired 2,107 shares of Common Stock for $5.11 per share or an aggregate of $10,766.77.

On November 22, 2011, Novartis Pharma acquired 9,197 shares of Common Stock for $5.46 per share or an aggregate of $50,215.62.

The source of funds for these acquisitions was Novartis Pharma’s working capital.

Item 4. Purpose of Transaction

No change except as described below.

On November 21, 2011, the Company closed a public offering (the “Public Offering”) of 9,393,416 shares of Common Stock at a price per share of $6.50.  As a result of the Public Offering, Novartis Pharma’s record and beneficial ownership (and Novartis’ beneficial ownership) of Common Stock was reduced to 31.5% of the outstanding shares of Common Stock.  The underwriter has a 30-day over-allotment option (the “Over-Allotment Option”) from November 16, 2011 to purchase up to an additional 1,409,013 shares of Common Stock.  If the Over-Allotment Option is exercised, assuming no changes in Novartis Pharma’s or Novartis’ ownership of Common Stock and no other changes in the number of outstanding shares of Common Stock, Novartis Pharma will be the record and beneficial owner (and Novartis will be the beneficial owner) of 31.1% of the outstanding shares of Common Stock.  The foregoing ownership percentages give effect to the acquisitions of Common Stock by Novartis Pharma on November 22, 2011, as described in Item 3.

Novartis Pharma has the right under the Stockholders Agreement to approve new issuances of Common Stock by the Company (subject to certain exceptions) and to purchase a pro rata portion of such new Common Stock.  On November 4, 2011, the Company and Novartis Pharma entered into a General Waiver and Consent, pursuant to which Novartis Pharma approved the Public Offering and waived its rights under the Stockholders Agreement to purchase its pro rata portion of the shares of Common Stock issued in the Public Offering.

The description of the Stockholders Agreement is qualified by reference to the full text thereof, which is included as an exhibit to the Original Schedule 13D and incorporated herein by reference.

Item 5. Interest In Securities of the Issuer

No change except as described below.

(a) and (b)  Novartis is the beneficial owner of 33,235,781 shares of Common Stock representing 31.5% of the outstanding shares of Common Stock (31.1% if the Over-Allotment Option is exercised), all of which shares are owned directly by Novartis Pharma. Novartis has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Novartis Pharma is the record and beneficial owner of 33,235,781 shares of Common Stock, representing 31.5% of the outstanding shares of Common Stock (31.1% if the Over-Allotment

Option is exercised).  Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

(c) Except for the transactions described in Item 3 neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I has engaged in any transaction in the Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Novartis Pharma has agreed in a lock-up agreement (the “Lock-Up Agreement”) entered into on November 15, 2011 with J.P. Morgan Securities LLC (“J.P. Morgan”), as underwriter of the Public Offering, not to (i) sell or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable or exchangeable for Common Stock, (ii) enter into any hedging agreements with respect to the Common Stock or such other securities or (iii) demand registration of the Common Stock with the Securities and Exchange Commission, during a 60-day period after the date of the prospectus relating to the Public Offering.  Novartis Pharma is permitted to sell, transfer or hedge sooner, subject to certain conditions, in the following circumstances:

•                  with written consent of J.P. Morgan;

•                  as a bona fide gift, provided the donee agrees to be bound by the lock-up restriction;

•                  pursuant to the exercise of any option to purchase shares of Common Stock, provided that the underlying shares of Common Stock continue to be subject to the lock-up restriction;

•                  with respect to shares of Common Stock acquired in open market transactions after the completion of the Public Offering; and

•                  transfers to Affiliates (as defined in Rule 12b-2 of the Exchange Act) or transfers by or on behalf of any employee benefit plan maintained by Novartis Pharma or its Affiliates, provided the transferee agrees to be bound by the lock-up restriction.

The description of the Lock-Up Agreement is qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

No change except for the additional exhibit described below.

Exhibit 1                                             Lock-Up Agreement, dated as of November 15, 2011, by and between J.P. Morgan Securities LLC and Novartis Pharma.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 15, 2011

NOVARTIS AG

By:	/s/ Jonathan Symonds

Name: Jonathan Symonds
Title: Chief Financial Officer

By:	/s/ Felix R. Ehrat

Name: Felix R. Ehrat
Title: Group General Counsel

NOVARTIS PHARMA AG

By:	/s/ Paul D. Burns

Name: Paul D. Burns
Title: General Counsel, Pharma

By:	/s/ Matt Owens

Name: Matt Owens
Title: Senior Legal Counsel

SCHEDULE I - to Form 13-D/A

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS PHARMA AG

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis AG.

Name	Relationship to Novartis AG	Principal Occupation	Citizenship
Daniel L. Vasella, M.D	Chairman of the Board of Directors	Chairman of the Board of Directors	Swiss

Ulrich Lehner, Ph.D.	Vice Chairman of the Board of Directors	Member of Shareholder’s Committee of Henkel AG & Co. KGaA, manufacturer and vendor of consumer products; Henkelstrasse 67, 40191 Düsseldorf, Germany	German

William R. Brody, M.D., Ph.D.	Director	President of the Salk Institute for Biological Studies, 10010 North Torrey Pines Road, La Jolla, CA 92037, USA	American

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University Harvard Business School, Soldiers Field, Boston, MA 02163, USA	American

Ann Fudge	Director	Member of the Board of General Electric Company, diversified technology, media, and financial services corporation; 3135 Easton Turnpike, Fairfield, CT 06828, USA	American

Pierre Landolt	Director	Chairman of the Sandoz Family Foundation; 85 Avenue Général-Guisan, CH-1009 Pully, Switzerland	Swiss

Enrico Vanni, Ph.D.	Director	Novartis International AG Novartis Campus, 4002 Basel Switzerland	Swiss

Andreas von Planta, Ph.D.	Director	Partner at the law firm of Lenz & Staehelin; Route de Chêne 30, CH-1211 Geneva 17, Switzerland	Swiss

Dr. Ing. Wendelin Wiedeking	Director	Novartis International AG Novartis Campus, 4002 Basel Switzerland	German

Marjorie M. Yang	Director	Chairman of the Esquel Group, textile and apparel manufacturer; The Esquel Group, 12/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong, People’s Republic of China	Chinese

Rolf M. Zinkernagel, M.D.	Director	Institute of Experimental Immunology, University of Zurich, Schmelzbergstrasse 12, CH-8091 Zurich, Switzerland	Swiss

Joseph Jimenez	Member of the Executive Committee, Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Jürgen Brokatzky-Geiger, Ph.D.	Member of the Executive Committee, Head of Human Resources	Member of the Executive Committee, Head of Human Resources	German

Kevin Buehler	Member of the Executive Committee, Head of Alcon Division	Member of the Executive Committee, Head of Alcon Division	American

David Epstein	Member of the Executive Committee, Head of Novartis Pharmaceuticals Division	Member of the Executive Committee, Head of Novartis Pharmaceuticals Division	American

2

Mark C. Fishman, M.D.	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	American

Jeff George	Member of the Executive Committee; Head of Sandoz Division	Member of the Executive Committee; Head of Sandoz Division	American

George Gunn, MRCVS	Member of the Executive Committee; Head of Novartis Animal Health Division	Member of the Executive Committee; Head of Novartis Animal Health Division	British

Andrin Oswald, M.D.	Member of the Executive Committee, Head of Novartis Vaccine and Diagnostics Division	Member of the Executive Committee, Head of Novartis Vaccine and Diagnostics Division	Swiss

Jonathan Symonds	Member of the Executive Committee, Chief Financial Officer	Member of the Executive Committee, Chief Financial Officer	British

3

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA AG

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma AG are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma AG.

Name	Relationship to Novartis Pharma AG	Principal Occupation	Citizenship
Daniel L. Vasella, M.D. Director	Chairman of the Board of Directors	Chairman of the Board of Directors of Novartis AG	Swiss

Joseph Jimenez Director	Member of the Board of Directors	Chief Executive Officer of Novartis AG	American

Jonathan Symonds Director	Member of the Board of Directors	Chief Financial Officer of Novartis AG	British

Felix R. Ehrat, PhD	Member of the Board of Directors	Permanent Attendee of the Executive Committee, General Counsel of Novartis AG	Swiss

4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc., a Delaware corporation.

Date: December 15, 2011

NOVARTIS AG

By:	/s/ Jonathan Symonds

Name: Jonathan Symonds
Title: Chief Financial Officer

By:	/s/ Felix R. Ehrat

Name: Felix R. Ehrat
Title: Group General Counsel

NOVARTIS PHARMA AG

By:	/s/ Paul D. Burns

Name: Paul D. Burns
Title: General Counsel, Pharma

By:	/s/ Matt Owens

Name: Matt Owens
Title: Senior Legal Counsel

5